FORM 8
             AS LAST AMENDED SEPTEMBER 26, 1949

            SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON DC 20549

             AMENDMENT TO APPLICATION OR REPORT

   FILED PURSUANT TO SECTION 12, 13, OR 15(D) OF THE SECURITIES

                   EXCHANGE ACT OF 1934


                      CBT CORPORATION
       EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER

                      AMENDMENT NO 1

THE UNDERSIGNED REGISTRANT HEREBY AMENDS THE FOLLOWING ITEMS, FINANCIAL STATEMENTS, EXHIBITS OR OTHER PORTIONS OF ITS ANNUAL REPORT ON FORM 10-K AS SET FORTH IN THE PAGES ATTACHED HERETO:

        1. FINANCIAL STATEMENT AND NOTES TO FINANCIAL STATEMENTS
											OF CBT CORPORATION RETIREMENT, SAVINGS AND PROFIT
           SHARING PLAN FOR THE YEAR ENDED DECEMBER 31, 1993.




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED


                                               REGISTRANT


                                 BY
																																			EDDIE L HOLMAN
																																			VICE PRESIDENT AND SECRETARY

DATE




                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON DC 20549

                          FORM 11-K

          ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF
             THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993 COMMISSION FILE NUMBER 0-16878 CBT RETIREMENT, SAVINGS AND PROFIT SHARING PLAN





                         CBT CORPORATION
                          333 BROADWAY
                         PADUCAH KY 42001




                        TABLE OF CONTENTS

                                                 PAGE
FINANCIAL STATEMENTS AND
   ACCOMPANYING FOOTNOTES                        1-14

SIGNATURES                                         15

EXHIBITS                                           16



                      CBT CORPORATION
         RETIREMENT, SAVINGS AND PROFIT SHARING PLAN

                       ______________


                    FINANCIAL STATEMENTS
                 DECEMBER 31, 1993 AND 1992


                Independent Auditor's Report



To the Administrative Committee of
  CBT Corporation Retirement, Savings
  and Profit Sharing Plan




We have audited the accompanying statements of net assets available for benefits of CBT Corporation Retirement, Savings and Profit Sharing Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.Thosestandards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.





March 25, 1994


 CBT CORPORATION RETIREMENT, SAVINGS AND PROFIT SHARING PLAN
       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      DECEMBER 31, 1993

                           ASSETS
                                                      1993               1992
Investments, at market (cost $4,239,727
  in 1993 and $2,875,709 in 1992 - Note 3)       $4,613,715       $ 2,904,540

Receivables
  Employer contributions, net                         1,395               167
  Accrued interest and dividends                     10,843            20,191
  Due from CBT Corporation Money Purchase
    Pension Plan                                      2,900

Cash and cash equivalents                         1,825,919         3,005,418

Other - Unallocated Insurance Contracts
  Aetna Variable Fund                               317,235           243,312
  Aetna Fixed Fund                                  910,828         1,072,177
                                                  7,682,835         7,245,805


                         LIABILITIES

Liability for call options (Note 5)                                    21,623
Other liabilities                                       161            18,076
                                                        161            39,699

NET ASSETS AVAILABLE FOR BENEFITS                $7,682,674        $7,206,106


See notes to financial statements




 CBT CORPORATION RETIREMENT, SAVINGS AND PROFIT SHARING PLAN
 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   YEARS ENDED DECEMBER 31

Additions                                       1993             1992
  Contributions:
     Employer                                 $293,539         $297,012
     Employee                                  370,024          321,610
  Investment income:
     Net unrealized appreciation in fair
      value of investments                     323,963          123,510
     Interest and dividends                    237,473          292,777
     Investment gains (losses), including
      capital gain distributions               299,249           64,621

  Total additions                            1,524,248        1,099,530

Deductions

  Benefits to participants                   1,047,680          542,845

Net additions                                  476,568          556,685

Net assets available for benefits:
  Beginning of period                        7,206,106        6,649,421

  END OF PERIOD                             $7,682,674       $7,206,106


See notes to financial statements



 CBT CORPORATION RETIREMENT, SAVINGS AND PROFIT SHARING PLAN
                NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description:

Retirement, Savings and Profit Sharing Plan (the Plan) for eligible employees of CBT Corporation and its subsidiary companies.
The Plan was amended and restated effective January 1, 1989.
The eligible employees of Citizens Bank and Trust Company
(a wholly-owned subsidiary) and Fidelity Credit Corporation
(a wholly-owned subsidiary) participate with CBT Corporation in the Plan. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan
Agreement for more complete information.

     General

       The Plan is a defined contribution plan (profit sharing/thrift) covering those persons employed on the date the Plan was adopted, and subsequent employees who complete 1,000 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

       Each participant may enter into a salary redirection agreement whereby the
       Company redirects to the participant's account in the Plan an amount not to exceed the lesser of (i) 11 percent of the participant's base salary or (ii) the maximum amount allowable pursuant to Section 402(g) of the Internal Revenue
       Code, as amended. A matching contribution equal to one-half of the amount redirected to the participant's account, not to exceed 3 percent of the participant's base salary, is made by the Company for qualifying participants who are employed on the last business day of June or December or who have died, become disabled or retired during the immediately preceding six month period. An additional discretionary contribution as determined by the Board of Directors may be made by the Company and is allocated to qualifying participants in the ratio that each qualifying participant's base salary for the year bears to the total base salary of all qualifying participants for the year.

     Investment Accounts

       Each valuation date, the participant may elect for his account to be invested in either of five investment funds under the Plan. At December 31, 1993, the investment funds are the CBT Money Market Fund, the CBT Strategic Fund, the
       Aetna Fixed Account Fund, the Aetna Stock Fund, and the CBT Stock Fund. The participant may elect to invest his account balance in any one or all of the five investment funds in whole increments of 10 percent or 25 percent (see Note 7).


 CBT CORPORATION RETIREMENT, SAVINGS AND PROFIT SHARING PLAN
                NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description:

   Vesting

   The participant is vested immediately in rollover contributions and deferred compensation contributions. Matching and discretionary Company contributions will become vested based on years of service.
   Company contributions are vested in accordance with the following schedule:


      Years of Service                  Percentage
        Less than 2                        0%
        2, but less than 3                25%
        3, but less than 4                50%
        4, but less than 5                75%
        5 or more                        100%


   Participant Accounts

   Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution;
   (b) Plan earnings; and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined.
   The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Payment of Benefits

   On termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of his or her account, installments over a ten-year period, or a combination of the lump-sum and installment distribution.

   Administrative Expenses

   All administrative expenses related to the Plan were paid by the Company during the years ended December 31, 1993 and 1992.

Note 2 - Accounting Policies:

Investments are stated at their quoted market price, if available. Investments that have no quoted market price represent estimated fair value. Gains and losses on the sale of investments are computed on the specific identification method.

Unallocated insurance contracts are stated at their quoted market price.


 CBT CORPORATION RETIREMENT, SAVINGS AND PROFIT SHARING PLAN
                NOTES TO FINANCIAL STATEMENTS


Note 3 - Investments:

  The following table presents the cost and market value of investments at December 31, 1993 and 1992.

                                      1993                1992
      Description             Cost       Market      Cost        Market
  U. S. Government bonds
     and notes                                     $805,349     $847,931
  Corporate bonds and note                          149,536      165,568
  Common stock             1,104,100   1,376,608  1,377,626    1,343,235
  Convertible preferred
     stock                                           51,723       54,250
  Mutual funds             3,135,627   3,237,107    169,217      157,663
  Common/collective trust                           322,258      335,893
                          $4,239,727  $4,613,715 $2,875,709   $2,904,540


Individual investments that represent 5 percent or more of the Plan's net assets at December 31, 1993 and 1992, were:


1993:                                       Cost                  Market
 CBT Corporation; 32,252 shares            $951,587              $1,217,513

1992:
CBT Corporation; 14,292 shares            $336,503                $400,176


Note 4 - Determination Letter:

The Plan obtained its latest determination letter on July 29, 1985, in which the Internal Revenue service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1992 and 1993.

Note 5 - Liability for Call Options:

Proceeds of $24,999 were received from covered call options on common stock written during 1992. The related market value of these options was $21,623 at December 31, 1992.
There were no call options open at December 31, 1993.

Note 6 - Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


 CBT CORPORATION RETIREMENT, SAVINGS AND PROFIT SHARING PLAN
                NOTES TO FINANCIAL STATEMENTS

Note 7 - Investment Account Activity:

The following is a summary of the net assets and changes in net assets for each investment fund as of and for the years ended December 31, 1993 and 1992.

                           CBT Money         CBT         Aetna        Aetna       CBT
                             Market       Strategic      Stock        Fixed      Stock     Totals
Balance,
  January 1, 1992          $2,038,347    $3,154,816    $144,532	  	$1,118,017    $193,709   $6,649,421

Contributions:
  Employer                     65,371       128,750      20,547        55,871      26,473      297,012
  Employee                     81,294       136,450      19,895        55,776      28,195      321,610
Investment income
  including
  realized and
  unrealized gains
  and losses                   62,433       250,890       9,959        77,863      79,763      480,908
Benefits to
  participants               (378,325)      (91,448)    (21,924)      (26,510)    (24,638)    (542,845)
Transfers                     158,809       (51,132)     54,948      (210,833)     48,208
Forfeitures                    (1,093)          360         203           337         193

  Changes in
   net assets                 (11,511)      373,870      83,628       (47,496)    158,194      556,685

Balance,
  December 31,
  1992                      2,026,836     3,528,686     228,160     1,070,521     351,903    7,206,106

Contributions:
  Employer                     51,085       114,674      24,168        43,275      60,337      293,539
  Employee                     66,313       148,845      27,967        51,958      74,941      370,024
Investment income
  including
  realized and
  unrealized gains
  and losses                   43,800       500,882      14,634        58,602     242,767      860,685
Benefits to
  participants               (610,231)     (267,440)     (8,548)      (92,952)    (68,509)  (1,047,680)
Transfers                     100,342      (527,180)     12,503      (204,089)    618,424
Forfeitures                    (1,525)          902         651        (1,955)      1,927

  Changes in net
   assets                    (350,216)      (29,317)     71,375      (145,161)    929,887      476,568

BALANCE,
  DECEMBER 31,
  1993                     $1,676,620    $3,499,369    $299,535      $925,360  $1,281,790   $7,682,674





                  Supplemental Information









                Independent Auditor's Report




To the Administrative Committee of
  CBT Corporation Retirement, Savings
  and Profit Sharing Plan





Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, assets held for investment purposes which were both acquired and disposed of within the plan year, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




March 25, 1994





                           SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE HEREUNTO DULY AUTHORIZED

																																										BY /S/EDDIE L HOLMAN
                                             EDDIE L HOLMAN
                                             VICE PRESIDENT AND SECRETARY


                                          DATE: APRIL 25, 1994



                           EXHIBITS

                                                     PAGE

CONSENT OF INDEPENDENT AUDITORS                       17











                  INDEPENDENT AUDITORS CONSENT

WE CONSENT TO THE INCORPORATION OF THE ACCOMPANYING FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS OF CBT CORPORATION RETIREMENT, SAVINGS AND PROFIT SHARING PLAN FOR THE YEAR ENDED DECEMBER 31, 1993, IN THIS FORM 10-K OF CBT CORPORATION, DATED MARCH 25, 1994, FOR THE YEAR ENDED DECEMBER 31, 1993.


WILLIAMS, WILLIAMS & LENTZ


MARCH 25, 1994